

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Mr. Miguel Dotres
President
Petrus Resources Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

    Re: Petrus Resources Corporation
               Post-Effective Amendment No. 2 to Registration Statement on Form S-1
               Filed June 24, 2014
               File No. 333-176879

Dear Mr. Dotres:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus, page 2

1. We note your response to comment six in our letter dated April 23, 2014 and your revised disclosure. We further note that the prospectus cover page still indicates in the third paragraph that the offering will terminate not more than 450 days from the effective date of the prospectus. Please revise your prospectus as necessary to make it clear that the offering period will be no more than 180 days from the effective date of the registration statement and delete any conflicting or ambiguous language regarding the duration of the offering. In addition, please be sure that this offering duration appears in the plan of distribution section of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director